Filed by Marathon Oil Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: ATB Holdings Inc.

Commission File No.: 333-119689-01

Additional Information

In connection with the proposed transfer to Marathon Oil Corporation by Ashland Inc. of its interest in Marathon Ashland Petroleum LLC and other related businesses, each of Marathon, New EXM Inc. and ATB Holdings Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4, as amended, that included a preliminary proxy statement of Ashland and a prospectus of Marathon, New EXM and ATB Holdings. Investors and security holders are urged to read the preliminary proxy statement/prospectus, which is available now, and the definitive proxy statement/prospectus, when it becomes available, because it contains and will contain important information. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus (when it is available) and other documents filed by Marathon, Ashland, New EXM and ATB Holdings with the SEC at the SEC’s web site at http://www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

This release contains forward-looking statements with respect to the completion of the acquisition of Ashland’s 38 percent interest in MAP and certain other businesses.  Some factors that could affect the acquisition include Ashland shareholder approval, Ashland public debt holder consents, and updated Ashland solvency opinions.  The foregoing factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements.  In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2004, and subsequent Forms 10-Q and 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

This filing contains the text from a press release issued May 16, 2005.  This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Press Release:

MARATHON AND ASHLAND SIGN CLOSING AGREEMENT

WITH INTERNAL REVENUE SERVICE

HOUSTON, May 16, 2005 – Marathon Oil Corporation (NYSE: MRO) and Ashland Inc. (NYSE: ASH) announced today that the companies have entered into a closing agreement  with the U.S. Internal Revenue Service (IRS) which provides for the treatment of certain tax issues related to the transaction in which Marathon will acquire Ashland’s 38 percent interest in Marathon Ashland Petroleum LLC (MAP).  The companies also have been informed by the U.S. Federal Trade Commission (FTC) that it has granted early termination of the Hart-Scott-Rodino Act waiting period.  Finalization of the agreement with the IRS and the FTC early termination satisfy two of the conditions necessary for the closing of the transaction.  Remaining closing conditions include Ashland shareholder approval, and Ashland public debt holder consents.

On April 28, 2005, Marathon and Ashland announced that the companies had entered into a modified agreement under which Marathon will acquire Ashland’s interest in MAP and certain other complementary Ashland businesses for total consideration of an estimated $3.7-3.9 billion.  The companies anticipate closing the transaction on June 30, 2005, subject to the satisfaction of the conditions listed above.  Following the closing of this transaction, Marathon will become the sole owner of MAP.

In addition to acquiring Ashland’s minority interest in MAP, Marathon also will acquire Ashland’s maleic anhydride business, including the company’s plant located in Neal, West Virginia, adjacent to MAP’s Catlettsburg (Kentucky) refinery, as well as a portion of its Valvoline Instant Oil Change business, consisting of 60 retail outlets located in Michigan and Ohio.  While not part of MAP, these additional businesses are complementary to MAP’s business.